UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003, and the two Registration Statements on Form S-8 filed with the Securities and Exchange Commission on October 29, 2009.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	March 31,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$3,129	$3,007
Short term investments	542	479
Trade receivables, net	1,456	1,346
Inventories	612	626
Deferred income tax assets	163	162
Other current assets	226	213

Total current assets	6,128	5,833

Long term investments	64	73
Property, plant and equipment, net	1,291	1,304
Intangible assets, net	524	255
Goodwill	700	688
Long term deferred income tax assets	363	391
Other assets	143	142

Total assets	$9,213	$8,686

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$309	$321
Short term borrowings	667	607
Current maturities of long term debt	54	--
Other current liabilities	921	1,047

Total current liabilities	1,951	1,975

Long term debt, net of current maturities	--	56
Long term deferred income tax liabilities	73	59
Other long term liabilities	723	691
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 320,254,200
shares authorized; 304,184,709 shares issued and
300,232,045 shares outstanding at March 31, 2010;
304,016,290 shares issued and 299,550,733 shares
outstanding at December 31, 2009	42	42
Additional paid-in capital	1,563	1,535
Accumulated other comprehensive income	123	203
Retained earnings	5,104	4,533
Treasury shares, at cost; 3,952,664 shares at March 31, 2010
and 4,465,557 shares at December 31, 2009	(366)	(408)

Total shareholders' equity	6,466	5,905

Total liabilities and shareholders' equity	$9,213	$8,686

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended March 31,
	2010	2009

Sales	$1,721	$1,493
Cost of goods sold	392	354

Gross profit	1,329	1,139

Selling, general and administrative	492	472
Research and development	169	146
Amortization of intangibles	11	7
Other operating expenses	4	--

Operating income	653	514

Other income (expense):
Loss from foreign currency, net	(2)	(10)
Interest income	8	11
Interest expense	(3)	(5)
Other, net	20	4

Earnings before income taxes	676	514

Income taxes	103	62

Net earnings	$573	$452

Basic earnings per common share	$1.91	$1.51

Diluted earnings per common share	$1.89	$1.51

Basic weighted average common shares	299,980,871	298,581,689

Diluted weighted average common shares	303,569,998	300,015,135

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Three months ended March 31,
	2010	2009

Cash provided by (used in) operating activities:
Net earnings	$573	$452
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	51	44
Amortization of intangibles	11	7
Share-based payments	18	23
Tax benefits (reversals) from share-based compensation	2	(2)
Deferred income taxes	21	76
Loss (gain) on sale of assets	(15)	36
Unrealized appreciation on trading securities	(4)	(40)
Other, net	2	3
Changes in operating assets and liabilities, net of effects from business acquisition:
Trade receivables	(139)	(117)
Inventories	(9)	(43)
Other assets	(15)	(36)
Accounts payable	(7)	19
Other current liabilities	(116)	(22)
Other long term liabilities	15	9

Net cash from operating activities	388	409

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(69)	(52)
Acquisition of business, net of cash acquired	(157)	--
Purchases of intangible assets	(113)	(1)
Purchases of investments	(569)	(246)
Proceeds from sales and maturities of investments	520	420
Other, net	1	--

Net cash from investing activities	(387)	121

Cash provided by (used in) financing activities:
Net proceeds from short term debt	78	113
Repayment of long term debt	--	(1)
Acquisition of treasury shares	(9)	(4)
Proceeds from exercise of stock options	45	5
Tax benefits from share-based payment arrangements	13	1

Net cash from financing activities	127	114

Effect of exchange rates on cash and cash equivalents	(6)	(3)

Net increase in cash and cash equivalents	122	641

Cash and cash equivalents, beginning of period	3,007	2,449

Cash and cash equivalents, end of period	$3,129	$3,090

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A.  During July 2008, Nestlé sold approximately 74 million of its Alcon common shares to Novartis AG.  At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon.  In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 13.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited.  Amounts presented at December 31, 2009 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP.  Actual results could differ from those estimates.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented.  Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period.  The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding.  Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units, performance share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended March 31,
	2010	2009

Basic weighted average common shares outstanding	299,980,871	298,581,689
Effect of dilutive securities:
Employee stock options	2,087,235	1,261,409
Share-settled stock appreciation rights	1,126,119	--
Share-settled restricted share units and performance share units	334,272	45,349
Contingent restricted common shares	41,501	126,688

Diluted weighted average common shares outstanding	303,569,998	300,015,135

Certain executives of the Company had deferred the receipt of 119,188 and 141,954 Alcon common shares at March 31, 2010 and 2009, respectively, into the Alcon Executive Deferred Compensation Plan.  Alcon common shares held in the plan were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the periods ended March 31, 2010 and 2009 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2010	2009

Stock options	--	728,392
Share-settled stock appreciation rights	1,350	5,514,471

The effect of their inclusion would have been anti-dilutive.

(3)	Cash Flows – Supplemental Disclosure

	Three months ended March 31,
	2010	2009
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$3	$5

Income taxes	$23	$62

(4)	Supplemental Balance Sheet Information

	March 31,	December 31,
	2010	2009
Inventories, at Lower of Cost or Market
Finished products	$376	$375
Work in process	51	50
Raw materials	185	201

Total	$612	$626

	March 31,	December 31,
	2010	2009
Property, Plant and Equipment, Net
Property, plant and equipment, at cost	$2,647	$2,650
Accumulated depreciation	(1,356)	(1,346)

Total	$1,291	$1,304

	March 31,	December 31,
	2010	2009
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$197	$265
Unrealized gains (losses) on investments, net of income taxes	16	30
Unrecognized postretirement benefits losses and prior service costs,
net of tax benefits	(90)	(92)

Total	$123	$203

(5)	Investments

At March 31, 2010 and December 31, 2009, investments were:

	March 31	December 31,
	2010	2009
Short term investments:
Trading securities	$8	$22
Available-for-sale investments	534	457

Total short term investments	$542	$479

Long term investments—available-for-sale investments	$64	$73

At March 31, 2010 and December 31, 2009, trading securities were:

	March 31, 2010		December 31, 2009
	Net	Estimated	Net	Estimated
	Unrealized	Fair	Unrealized	Fair
	Gains (Losses)	Value	Gains (Losses)	Value

Total trading securities	$(5)	$8	$(9)	$22

At March 31, 2010, available-for-sale investments were:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$128	$--	$--	$128
Mortgage-backed securities	12	--	--	12
Senior secured bank loans fund	80	17	--	97
Corporate debt securities	266	--	(1)	265
Equity securities	30	1	--	31
Other investments	1	--	--	1

Total short term investments	517	18	(1)	534

Long term investments:
U.S. government and agency securities	58	--	(1)	57
Mortgage-backed securities	5	--	--	5
Equity securities	2	--	--	2

Total long term investments	65	--	(1)	64

Total available-for-sale investments	$582	$18	$(2)	$598

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

At December 31, 2009, available-for-sale investments were as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Short term investments:
U.S. government and agency securities	$129	$--	$(1)	$128
Mortgage-backed securities fund	75	7	--	82
Mortgage-backed securities	6	--	--	6
Senior secured bank loans fund	131	23	--	154
Corporate debt securities	43	--	--	43
Equity securities	29	--	--	29
Other investments	15	--	--	15

Total short term investments	428	30	(1)	457

Long term investments:
U.S. government and agency securities	52	--	(1)	51
Mortgage-backed securities	10	--	--	10
Equity securities	2	--	--	2
Other investments	8	2	--	10

Total long term investments	72	2	(1)	73

Total available-for-sale investments	$500	$32	$(2)	$530

The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

The contractual maturities of available-for-sale investments at March 31, 2010 were:

		Estimated
	Amortized	Fair
	Cost	Value

Securities not due at a single maturity date*	$81	$98
Other debt securities, maturing:
Within one year	128	128
After 1 year through 10 years	322	321
After 10 years through 15 years	--	--
Beyond 15 years	19	18

Total debt securities recorded at market	550	565

Equity and other investments	32	33

Total available-for-sale investments	$582	$598

*Mortgage-backed securities and a senior secured bank loans fund.

Activities related to available-for-sale investments were as shown below.  The cost of securities was based on the specific identification method.

	Three months ended March 31,
	2010	2009

Proceeds from sales and principal repayments	$506	$1

Gross realized gains on sales	19	--

Gross realized losses on sales	--	--

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at March 31, 2010 and December 31, 2009 were $16 and $30, respectively.  Net unrealized holding gains on trading securities included in earnings for the three months ended March 31, 2010 and 2009 were $4 and $40, respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

	Three months ended March 31,
	2010	2009

Changes in unrealized holding gains arising during the period	$5	$3
Reclassification adjustment for gains included in net income	(19)	(1)

Changes in net unrealized gains (losses) on investments, net of taxes	$(14)	$2

As of March 31, 2010, gross unrealized losses and fair value of individual securities with unrealized losses greater than $1 that were not deemed to be other-than-temporarily impaired, summarized by investment category and length of time the individual securities had been in a continuous unrealized loss position, were:

	Less than 12 months		12 months or greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

Long term investments:
U.S. government and agencies securities	$6	$(1)	$--	$--	$6	$(1)

As of December 31, 2009, there were no gross unrealized losses on available-for-sale investments greater than $1.

Investment Income

In the condensed consolidated statements of earnings, other, net, included gains (losses) on investments as follows:

	Three months ended March 31,
	2010	2009

Realized gains (losses) on sale of investments	$15	$(36)
Net unrealized gains on investments
classified as trading securities	4	40

Net gains on investments	$19	$4

(6)	Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies.  Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development.  To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired.  The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts in countries where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows.  All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency.  To the extent hedged, the changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities.  The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities.  At March 31, 2010, the fair value hedge derivative instruments have settlement dates in the second and third quarters of 2010 and cover a gross notional amount of $606.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions primarily in Switzerland, and the short-term maturities of most derivatives.  The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date.

For the three months ended March 31, 2010, the effects of foreign exchange derivative instruments were:

Derivatives in Fair Value Hedging Relationships	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) on the Hedged Items

Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$ 17	$ (19)

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing.  The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

At March 31, 2010, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $54 at the respective quarter-end exchange rate.  The fair value of the interest rate swap agreement is reported in other current assets.  This interest rate swap did not have a significant effect on results of operations in 2010 and 2009.  The long term bank loan matures in January 2011.

Fair Value of Financial Instruments

At March 31, 2010 and December 31, 2009, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments.  The estimated fair value of all of these financial instruments is as noted below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.  The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair values of investments and acquisition-related contingent payments were determined as discussed below.

	March 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value
Assets:
Short term trading and available-for-sale investments	$542	$542	$479	$479
Long term available-for-sale investments	64	64	73	73
Forward exchange contracts	5	5	6	6
Interest rate swaps	1	1	1	1

Liabilities:
Long term debt, excluding capital lease obligations	54	54	56	56
Liability for acquisition-related contingent payments	88	88	71	71
Forward exchange and option contracts	2	2	2	2

Financial instruments, such as equity and fixed income securities, other investments, financial liabilities and derivatives, were presented at fair value.  Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date.  Where available, fair value is based on or derived from observable market prices or parameters.  Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied.  These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair values.  The categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of each instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and interest rate derivatives.  Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data.  The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the assets or liabilities.  These inputs reflect management's best estimate of what market participants would use in pricing the assets or liabilities at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various hedge fund investments.  The Company's liabilities carried at fair value in this category are acquisition-related contingent payments.

The Company's Level 3 financial investments are held in funds professionally managed by investment managers.  The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared.  Because of these constraints, the Company classified these fund investments as Level 3.

As of March 31, 2010, the Company has recorded $88, as the fair value of its obligations to make contingent payments related to acquisitions. The fair value measurements were based on significant inputs not observable in the market and thus represent a level 3 measurement.

In connection with an acquisition in 2009, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon.  At March 31, 2010, the fair value of these payments was estimated to be $71.  Each milestone was assigned a probability based on its current status.  The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  The probabilities assigned to payment streams ranged from 5% to 39%.  An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

In connection with an acquisition in 2010, the Company is obligated to make acquisition-related contingent payments of up to $145 upon achieving certain sales objectives through 2014.  The fair value of these payments at the acquisition date was estimated to total $17 and was included as a cost of the acquisition.    The fair value estimate was based on the Company’s estimates of the probability and timing of these sales projection streams.  Each revenue projection assumption was assigned a probability and the resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption.  Achieving the Company's most optimistic sales assumption would not increase the estimated fair value more than $5.

The fair values of these contingent payments are reviewed each reporting period.  Any changes in the estimated value not associated with the original purchase price valuation are recorded in the Company’s results of operations.  No such changes were recognized in the current period.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value as of March 31, 2010
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities - Hedge funds	$--	$--	$8	$8
Available-for-sale securities:
U.S. government and agency securities	--	185	--	185
Mortgage-backed securities	--	17	--	17
Senior secured bank loans fund	--	97	--	97
Corporate debt securities	--	265	--	265
Equity securities	33	--	--	33
Other investments	--	1	--	1
Forward exchange contracts	--	5	--	5
Interest rate swaps	--	1	--	1
Total	$33	$571	$8	$612

Financial Liabilities
Liability for acquisition-related contingent payments	$--	$--	$88	$88
Foreign exchange and option contracts	--	2	--	2
Total	$--	$2	$88	$90

Cash and cash equivalents of $3,129 were excluded from the table above.

	Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Financial Assets
Trading securities - Hedge funds	$--	$--	$22	$22
Available-for-sale securities:
U.S. government and agency securities	--	179	--	179
Mortgage-backed securities fund	--	82	--	82
Mortgage-backed securities	--	16	--	16
Senior secured bank loans fund	--	154	--	154
Corporate debt securities	--	43	--	43
Equity securities	31	--	--	31
Other investments	--	25	--	25
Forward exchange contracts	--	6	--	6
Interest rate swaps	--	1	--	1
Total	$31	$506	$22	$559

Financial Liabilities
Liability for acquisition-related contingent payments	$--	$--	$71	$71
Foreign exchange and option contracts	--	2	--	2
Total	$--	$2	$71	$73

Cash and cash equivalents of $3,007 were excluded from the table above.

Level 3 Gains and Losses

At March 31, 2010, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which consisted of hedge funds of $8.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques. The valuation was based on the net asset values as furnished by the funds' custodians.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of such fund's individual holdings may meet the definition of Level 1 or Level 2.  The only liabilities included in Level 3 were the acquisition-related contingency payments, discussed earlier in this note.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings were a component of other, net, in the condensed consolidated statements of earnings.  For the three months ended March 31, 2010, net gains (realized and unrealized) from trading securities were not significant, and the Company received proceeds from sales of Level 3 trading securities of $14.  Realized and unrealized net gains during the period were approximately 1% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the three months ended March 31, 2010.

	Assets	Liabilities
	Trading Securities - Hedge Funds	Acquisition Related Contingent Payments

Beginning balance	$22	$71
Total gains or losses (realized/unrealized)
Included in earnings before income taxes	--	--
Included in other comprehensive income	--	--

Acquisition-related activities	--	17

Proceeds on sales and maturities	(14)	--

Ending balance	$8	$88

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings for the three months ended March 31, 2010 were not significant.

At March 31, 2009, trading securities were the only type of financial assets included in Level 3.  Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings were a component of other, net, in the condensed consolidated statements of earnings.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the three months ended March 31, 2009.

Assets
Trading
Securities

Beginning balance	$261
Total gains or losses (realized/unrealized)
Included in earnings	2
Included in other comprehensive income	--

Proceeds on sales and maturities	(155)

Ending balance	$108

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings for the three months ended March 31, 2009 were reported in other, net, as follows:

Total gains or losses included in earnings for the period	$2

Change in unrealized gains (losses) related to assets still held at reporting date	$1

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at March 31, 2010 and 2009 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.  Valuation techniques consistent with the market approach include comparables.  A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach.  Most measurements were market quotes or obtained from other reliable market sources.  The Company did not use market indices for valuing material balances measured at fair value.

Income Approach.  Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Examples of income approach valuation techniques include present value techniques, option-pricing models, and binomial or lattice models that incorporate present value techniques and option-pricing models.  The Company valued certain derivatives, in part or whole, and acquisition-related contingent payments using the income approach.

Cost Approach.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.  The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

The valuation approaches are consistent with generally accepted valuation methodologies.  While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation techniques may be used.  Professionally managed investment funds may use a combination of market, income and cost approaches.  The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities. An individual security is impaired if the fair value of the investment is less than its amortized cost basis.  Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis.  Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.  If impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

(7)	Intangible Assets and Goodwill

	March 31, 2010		December 31, 2009
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets
Subject to amortization:
Licensed technology	$444	$(297)	$332	$(296)
Patents	278	(29)	111	(24)
Other	120	(96)	121	(93)

Total subject to amortization	842	(422)	564	(413)

Not subject to amortization:
Purchased in process research and development assets	104	--	104	--

Total intangible assets	$946	$(422)	$668	$(413)

During the three months ended March 31, 2010, the Company added patents and licensed technology through a business acquisition and an asset purchase.

Minor changes in the carrying amount of goodwill for the three months ended March 31, 2010 were as follows:

	United States	International
	Segment	Segment	Total
Goodwill
Balance, December 31, 2009	$423	$265	$688
Acquisition of business	16	5	21
Impact of changes in foreign exchange rates	(5)	(4)	(9)

Balance, March 31, 2010	$434	$266	$700

(8)	Short Term Borrowings and Long Term Debt

	March 31,	December 31,
	2010	2009

Short Term Borrowings
Lines of credit	$263	$273
Commercial paper	361	286
From affiliates	6	7
Bank overdrafts	37	41

Total short term borrowings	$667	$607

At March 31, 2010, the Company had unsecured credit and commercial paper facilities totaling $2,748, including bank overdraft agreements, with third parties that were denominated in various currencies.

As of March 31, 2010, total borrowings from Nestlé and its subsidiaries were $6 under unsecured revolving credit facilities of $75.  In the event of a change of control, these agreements would no longer be available for additional borrowings, and any outstanding balances would become payable in accordance with the related terms.

	March 31,	December 31,
	2010	2009

Long Term Debt
Bank loan	$54	$56

Less current maturities of long term debt	54	--

Long term debt, net of current maturities	$--	$56

The bank loan, guaranteed by Nestlé, contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%.

(9)	Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  In June 2009, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that is anticipated to be completed substantially by the end of 2010.  In May 2009, the IRS and the Company entered the Compliance Assurance Process (″CAP″) program for 2009.  In January 2010, the IRS and the Company extended the CAP program to 2010.  The Company also currently is subject to income tax examinations by various state, local and other foreign tax authorities.  In addition, in June 2009, the Company and the IRS signed an advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions.  Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company expects that the Japanese-Swiss APA will be concluded in 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.  Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements and/or (ii) the further development of tax laws through judicial or administrative actions.  Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 10% or decrease by over 70% as a result of actual payment of amounts included in the Tax Reserves and/or developments in various negotiations with tax authorities.

The total amount of gross unrecognized tax benefits included in the Tax Reserves and the amount that would impact the effective tax rate, if recognized, did not change materially during the first three months of 2010.  The Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of Tax Reserves did not change materially during the first three months of 2010.  At March 31, 2010, the condensed consolidated balance sheet included $23 in other current liabilities and $58 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

During the three months ended March 31, 2010, the Company recognized a $25 tax charge for the write-off of deferred tax assets as a result of provisions of U.S. healthcare reform laws enacted during the period.

(10)	Business Segments

The Company conducts its global business through two business segments:  Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating income is derived from operating profits within the United States.  Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

					Depreciation and
	Sales		Operating Income		Amortization
Three months ended March 31,	2010	2009	2010	2009	2010	2009
United States	$726	$658	$431	$353	$12	$12
International	995	835	463	379	28	20

Segments total	1,721	1,493	894	732	40	32
Manufacturing operations	--	--	(17)	(17)	14	12
Research and development	--	--	(150)	(119)	4	4
General corporate	--	--	(56)	(59)	4	3
Share-based compensation	--	--	(18)	(23)	--	--

Total	$1,721	$1,493	$653	$514	$62	$51

During the three months ended March 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 addition to U.S. operating income during the period.

The Company incurred pretax expenses totaling $4 in the three months ended March 31, 2010 for costs related to the anticipated change of control discussed in note 13 and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal.  These expenses were included above in general corporate expenses.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pretax charge of $18 for the three months ended March 31, 2009, which was included in general corporate expenses.

(11)	Share-Based Compensation

On February 10, 2010, pursuant to the Amended 2002 Alcon Incentive Plan, the Company's board of directors approved the grant, effective February 17, 2010, to certain employees of approximately 543,000 share-settled restricted share units ("RSUs").  The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at termination of employment or at retirement before age 62.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

Forfeitures were estimated based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

The effects of share-based equity awards on operating income and net earnings were as follows:

	Three months ended March 31,
	2010	2009

Total share-based equity award costs applicable for period	$18	$23
Costs capitalized in inventory	--	--

Costs recognized in operating income	18	23
Less tax benefit recognized in net earnings	6	7

Reduction to net earnings	$12	$16

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable share-based awards, with acceleration of the expense for individuals meeting the requirements for retirement, as described above.

The effects of share-based liability awards on operating income for the three months ended March 31, 2010 and 2009 were not significant.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan.  At March 31, 2010, the Company had reserved approximately 21.7 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan.  At March 31, 2010, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.7 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.

Change of Control Provisions

Upon a change of control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 13), the Company's share-based compensation awards granted to employees prior to January 1, 2009 will vest immediately.  However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control.  If Alcon is not the surviving corporation under a change in control, the equivalent value of the successor's securities may be substituted for Alcon shares under the awards.

(12)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits
Three months ended March 31,	2010	2009	2010	2009
Service cost	$7	$5	$3	$3
Interest cost	7	6	4	4
Expected return on assets	(1)	(1)	(3)	(2)
Prior service cost	--	--	--	--
Net losses (gains)	2	2	1	1

Net periodic benefit cost	$15	$12	$5	$6

Certain U.S. defined benefit plans contain change of control provisions such that, upon a change in control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 13), the Company immediately would recognize special termination benefits and curtailment charges, and payments of related pension benefits would be accelerated.  Management estimates that such charges would impact significantly the Company's results of operations in the period in which a change of control occurs.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At March 31, 2010, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $43 and short term investments of $248) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.  The Alcon Executive Retirement Plans Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the event the Company undergoes a change of control, such as Novartis's intended purchase of Nestlé's common shares of Alcon (discussed in note 13).  Management estimates that a significant contribution to the trust would be required.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé.  No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé.  Accordingly, these plans are treated as multi-employer plans.  Annual contributions to these plans are determined by Nestlé and charged to the Company.  Under a change of control, the participants may or may not be migrated to another plan, and additional contributions by the Company may or may not be required in any new single-employer plans.

(13)	Proposed Change of Control

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commenced on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement.  Upon consummation of the purchase, Novartis would own an approximate 77% interest in Alcon.

The consummation of a purchase and sale transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon consummation, the Company will no longer benefit from certain synergies as a result of Nestlé's ownership.  Alcon has taken advantage of the synergies in several functional areas.  Management does not anticipate a significant financial impact to Alcon due to the loss of these synergies because the Company is currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

As a result of Novartis's planned acquisition of Nestlé's remaining Alcon shares, Alcon's relationships with third parties in the pharmaceutical and other industries may be impacted, which in some cases may affect Alcon's business development and licensing opportunities.

Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.  Upon Novartis becoming a majority shareholder of Alcon, management believes that the Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, management cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

(14)	Commitments and Contingencies

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (note 13).  Under the terms of the merger proposal, holders of the approximate 23% of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis.  The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger.  On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal.  The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders.

Certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining 23% publicly held minority interest.  The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."  Seven cases filed in the Southern District of New York have been consolidated into one class action case.  One case is pending in the U.S. District Court for the Northern District of Texas, Fort Worth Division, but the plaintiffs there have agreed to join the plaintiffs in the Southern District of New York action rather than pursue their claims separately.  One case, which did not name Alcon, Inc. and its board of directors as parties, had been filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.  Two cases filed in District Court, Tarrant County and two cases filed in the County Court at Law, Dallas County, Texas have been consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the District Court, Dallas County.

        On April 14, 2010, plaintiffs in the Southern District of New York action agreed to dismiss their claims against Nestlé and the five Alcon directors nominated by Nestlé in exchange for Nestlé’s and its directors’ agreement that, without impairing the directors’ ability to exercise their fiduciary obligations to Alcon, among other things, during the pendency of the action, they will take no action to (1) amend the Alcon Organizational Regulations, (2) remove or replace the Alcon independent directors or (3) facilitate Novartis’s proposal to take Alcon private other than pursuant to a recommendation of the Independent Director Committee.  On April 21, 2010, plaintiffs in the Southern District of New York action voluntarily dismissed their breach of fiduciary duty and aiding and abetting claims against Novartis, Nestlé and the Alcon board of directors.

We are currently unable to express an opinion on the outcome of these class action cases due to their infancy.

Other Contingencies
        Alcon, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies.  With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®. Two of the patents are owned by Alcon's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the ANDA challenging Vigamox® on April 5, 2006 in the U.S. District Court in Delaware.  Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Since then, Alcon has received a notice of allowance on a related patent application with claims that will cover the Vigamox® product and Teva's proposed generic product.  The issue fee has been paid on that application, and the patent should issue by the first quarter of 2010.  On October 19, 2009, the court ruled in Alcon's favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product.  On November 19, 2009, Teva filed a Notice of Appeal, but that appeal was subsequently set aside by the Federal Circuit Court of Appeals as being premature.  It is expected that the appeal will be reinstated after the lower court amends its form of judgment.  However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon's recently allowed second patent before competing with Alcon's Vigamox® product in September 2014 when the underlying Bayer patent expires.  If Teva were to win on appeal and overcome Alcon's second patent, the resulting generic competition would be expected to impact significantly the Company's sales and profits.  On a related note, Alcon's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding.  That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent, which has not been challenged in this case and which expires on December 18, 2010.  In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the Patanol® product market prior to June 2011.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on

November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Apotex ANDA for 30 months until April 2009, unless the litigation were earlier resolved or the court were to modify the 30-month stay on FDA approval.  Because of the protection until June 2011, provided by the unchallenged Kyowa patent, the expiration of the 30-month period was inconsequential. Trial had been scheduled for July 27, 2009, but was postponed and has now been rescheduled for April 26, 2010 (consolidated with the Sandoz case described below).  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA was also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA was required to delay any approval of the Barr ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product would expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial was scheduled for late April 2010.  However, in September 2009, Barr withdrew its ANDA and subsequently has been dismissed from the suit.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  Alcon and Kyowa filed suit in the Federal District Court in Indianapolis on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr's generic product will expire in May 2011.  This case has been consolidated with the Apotex case (Pataday™) described below.  Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Pataday™ product in the United States on June 18, 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz, respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon's Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA for 30 months (until June 2011), unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  In addition, because Apotex is the second filer, it is also subject to the first filer's 180-day exclusivity period, which could further delay its FDA approval.  Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Pataday™ product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon's Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with the pediatric extension).  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2011) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has been scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (Patanol®) has been ordered by the court.  Apotex has advised the court of recent public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial.  On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex.  A new trial date for the Sandoz case has not yet been set.  Subject to the possibility of the 180-day exclusivity period that could accrue to Apotex, if Sandoz succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States in June 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The seventh ANDA patent suit was filed after Alcon received notice by letter dated March 17, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Alcon filed suit against Barr in the U.S. District Court in Delaware on April 30, 2009 and thereby secured the statutory 30-month stay on FDA approval of the generic product.  The FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Par and Apotex cases on TRAVATAN® described below.  Trial has been scheduled to commence March 7, 2011.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The eighth patent suit was filed after Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada by letter dated April 9, 2009, that Sandoz had filed an Abbreviated New Drug Submission (ANDS) seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa filed suit on May 25, 2009 in the Federal Court in Toronto, thereby securing a 24-month delay (until May 25, 2011) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Trial has not yet been scheduled in this case.  Should Sandoz succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

The ninth ANDA patent suit was filed after Alcon received notice by letter dated June 1, 2009, that Par Pharmaceutical, Inc. had filed a Paragraph IV certification with its two ANDAs for generic versions of Alcon's TRAVATAN® and TRAVATAN Z® products.  Par is challenging the following patents listed in the Orange Book for TRAVATAN® and TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; 6,011,062; 6,503,497; and 6,849,253.  All of these patents will expire by the end of 2014.  On July 1, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Par ANDAs until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  All of the cases about TRAVATAN® and TRAVATAN Z® (Barr, Par and Apotex) have now been consolidated.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Par succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling generic travoprost products that would compete with Alcon's TRAVATAN ® and TRAVATAN Z® products in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The tenth ANDA patent suit was filed after Alcon received notice by letter dated June 24, 2009, that Barr Laboratories, Inc. had filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN Z® product.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN Z®:  U.S. Patent Nos. 5,510,383; 5,889,052; 6,503,497; and 6,849,253.  All of the patents will expire by the end of 2014.  On July 13, 2009, Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until December 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has been scheduled for March 7, 2011 in this case, which has been consolidated with the above-described Barr suit (TRAVATAN®) and Par suit (TRAVATAN® and TRAVATAN Z®) and consolidated further to include the Apotex suit (TRAVATAN®) described below.  Subject to the possibility of the 180-day exclusivity period that could accrue to Par (as first filer) relative to the TRAVATAN Z® product, if Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN Z® product in the United States in December 2011.  Such competition would be expected to impact significantly the Company's sales and profits.

The eleventh ANDA patent suit was filed after Alcon received notice by letter dated September 11, 2009, that Apotex Corp. and Apotex Inc. had filed an ANDA for a generic version of Alcon's TRAVATAN® product.  Apotex is challenging all five of the Orange Book listed patents for TRAVATAN®: 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  Alcon filed suit in the U.S. District Court in Delaware, thereby securing a statutory stay under which the FDA must delay any approval of the Barr ANDA until March 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  This case has been consolidated with the Barr and Par cases (TRAVATAN® and TRAVATAN Z®) described above.  Trial has been scheduled for March 7, 2011.  Subject to the possibility of the 180-day exclusivity period that could accrue to Barr (as first filer) relative to the TRAVATAN® product, if Apotex succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon's TRAVATAN ® product in the United States in March 2012.  Such competition would be expected to impact significantly the Company's sales and profits.

Alcon received notice dated October 19, 2009, that Apotex Corp. and Apotex Inc. have filed an ANDA challenging U.S. Patent No. 5,116,863, which covers Alcon's Patanase® olopatadine hydrochloride nasal spray solution. The patent, which is owned by Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., and licensed to Alcon, has a term extended by regulatory exclusivity that expires October 15, 2011.  Alcon had until December 3, 2009, to file suit and avail itself of the statutory stay on FDA approval of the ANDA.  Had suit been filed by that date, the FDA could not have approved the Apotex ANDA for 30 months unless the litigation were earlier resolved or the court modified the 30-month stay on FDA approval.  In this case, however, the 30-month period would be shortened to coincide with the expiration date of the challenged patent in December 2010 and therefore would be inconsequential.  Moreover, Alcon has regulatory exclusivity for the Patanase® product extending until October 2011.  Under these circumstances, Alcon and Kyowa elected not to file suit.  Alcon also has additional pending patent applications that are potentially relevant to the Patanase® product, which are not currently listed in the FDA Orange Book, and which have not been challenged by Apotex.  These pending applications may or may not issue and may not cover the Patanase® product.  Should Apotex succeed in securing FDA approval and overcoming the challenged patent and any other applicable patents that may issue, it would be entitled to immediately begin selling a generic olopatadine product that would compete with Alcon's Patanase® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

        The twelfth ANDA patent suit was filed after Alcon received notice on December 15, 2009 that Sandoz Inc. (an affiliate of Novartis), had filed an ANDA with a Paragraph IV certification directed to the Alcon and Kyowa patents on Pataday™.  The Sandoz ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension).  On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA for 30 months (until June 2012) unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, because Sandoz is the third filer (behind both Barr and Apotex) and subject to a potential 180-day exclusivity period of the first filer, the 30-month stay is of no practical consequence.  Subject to the possibility of the 180-day exclusivity period that potentially could accrue to Barr (as first filer) relative to the Pataday™ product, if Sandoz were to succeed in overcoming all the challenged patents and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's Pataday™ product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The thirteenth ANDA patent suit was filed after Alcon received notice that Wockhardt Limited (headquartered in India) had filed an ANDA with a Paragraph IV certification for a generic version of Alcon's Patanol® product.  Wockhardt is challenging U.S. Patent No. 5,641,805, which is jointly owned by Alcon and its raw material supplier, Kyowa Hakko Kirin Co., Ltd.  The challenged patent will expire in 2015.  Wockhardt is not challenging, however, another Kyowa-owned U.S. patent covering Patanol®, which expires on December 18, 2010 (effectively extended until June 2011 by a pediatric extension).  Consequently, Wockhardt's generic challenge poses no threat to the Patanol® product market prior to June 2011.  Alcon and Kyowa filed suit against Wockhardt in the Federal District Court in Indianapolis on February 12, 2010, to avail themselves of the statutory 30-month stay on FDA approval of the proposed generic product.  That 30-month period will expire August 2, 2012, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Sandoz), Wockhardt would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Subject to the possibility of such a 180-day exclusivity period that could potentially accrue to Apotex (as first filer) relative to the Patanol® product, if Wockhardt were to succeed in overcoming the challenged patent and to secure FDA approval, it would be entitled to begin selling a generic product that would compete with Alcon's Patanol® product in the United States.  Such competition would be expected to impact significantly the Company's sales and profits.

The fourteenth patent suit was filed after Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016.  Alcon and Kyowa, by timely initiating this action, are entitled to a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

Alcon is also enforcing patents against generic challengers in China (Patanol®) and Chile (Vigamox®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserted that it had suffered losses resulting from alleged unlawful/unfair practices and sought a recovery that it claimed could exceed $100.  Synergetics also asserted that Alcon engaged in allegedly anti-competitive behavior.  On June 23, 2008, the Company filed its answer and counterclaim in the district court.  In 2008 and 2009, subsidiaries of the Company filed suits against Synergetics for patent infringement in the U.S. District Court for the Northern District of Texas in Fort Worth.  Synergetics answered the complaints.  A series of counterclaims and motions followed.  On April 23, 2010, the parties entered a Confidential Settlement and License Agreement together with a Supply Agreement.  Under the agreements, Alcon will pay $32 in exchange for worldwide rights to sell Synergetics patented vitreoretinal products.  The products will be manufactured by Synergetics and supplied to Alcon.  The agreements also settle all pending litigation between Alcon and Synergetics, including both the antitrust and the patent litigation, and provide a process for future dispute resolution.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's AcrySof® ReSTOR® intraocular lens.  The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  The case has been set for trial in August, 2010.  An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company answered and counterclaimed on May 12, 2009.  Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims.  The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims.  The case has been set for trial March 21, 2011.  The Company believes that it has strong defenses and intends to defend itself vigorously.  An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products.  The Company operates in an industry susceptible to significant product liability claims.  Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time, the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe)

London. In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration), Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three months ended March 31, 2010 compared to three months ended March 31, 2009.

The following discussion compares operations for the three months ended March 31, 2010 to operations for the three months ended March 31, 2009.

Sales

The Company's global sales increased 15.3% to $1,721 million for the three months ended March 31, 2010 from the same period in 2009.  The effect of favorable exchange rates increased global sales 5.5%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 9.8%, including 0.2% for additional surgical sales subsequent to the January 2010 acquisition of Optonol Ltd.  This improvement primarily reflected volume growth and, to a lesser extent, price increases during the three months ended March 31, 2010.

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2010	2009	Change	Change	Currency	(a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$337	$307	9.8%	--%	9.8%
Surgical	287	258	11.2	--	11.2
Consumer Eye Care	102	93	9.7	--	9.7

Total United States Sales	726	658	10.3	--	10.3

Alcon International:
Pharmaceutical	391	319	22.6	9.1	13.5
Surgical	485	415	16.9	9.7	7.2
Consumer Eye Care	119	101	17.8	11.9	5.9

Total International Sales	995	835	19.2	9.7	9.5

Total Global Sales	$1,721	$1,493	15.3	5.5	9.8

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2010 reported amounts, calculated using 2009 monthly average exchange rates, to the actual 2009 reported amounts.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 10.3% to $726 million for the three months ended March 31, 2010, from $658 million for the comparable period in 2009.  The increase was mostly due to volume growth in several pharmaceutical product categories and in intraocular lenses, especially our advanced technology intraocular lenses, AcrySof® ReSTOR® and AcrySof® Toric intraocular lenses.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. added 0.3% to the growth.  The overall improvement occurred against the backdrop of U.S. healthcare reform legislation, which reduced U.S. pharmaceutical sales by $5 million.  This reduction included the impact of healthcare reform legislation rebate increases on sales made during the fourth quarter of 2009 that were still in the wholesale and retail distribution channels at the beginning of 2010, as well as sales made during the three months ended March 31, 2010.

Alcon International sales increased 19.2% to $995 million in the three months ended March 31, 2010, from $835 million in the same period of 2009.  The effect of favorable exchange rates increased Alcon International sales 9.7%.  Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 9.5%, primarily reflecting volume growth during the period.  International sales grew on a constant currency basis across all product lines.  Pharmaceutical sales growth in Japan and certain European nations, surgical sales growth in Europe and the sales growth in emerging markets were the main contributors to this performance.  Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. were 0.1% of the growth.

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2010	2009	Change	Change	Currency (a)
	(in millions)
Global Product Sales

Infection/inflammation	$230	$202	13.9%	4.0%	9.9%
Glaucoma	303	233	30.0	6.0	24.0
Allergy	138	143	(3.5)	2.1	(5.6)
Otic/nasal	84	76	10.5	2.6	7.9
Other pharmaceuticals/rebates	(27)	(28)	N/M	N/M	N/M

Total Pharmaceutical	728	626	16.3	4.6	11.7

Intraocular lenses	291	248	17.3	6.4	10.9
Cataract/vitreoretinal/other	453	400	13.3	5.8	7.5
Refractive	28	25	12.0	4.0	8.0

Total Surgical	772	673	14.7	5.9	8.8

Contact lens disinfectants	115	106	8.5	4.7	3.8
Artificial tears	81	65	24.6	9.2	15.4
Other	25	23	8.7	4.4	4.3

Total Consumer Eye Care	221	194	13.9	6.2	7.7

Total Global Sales	$1,721	$1,493	15.3	5.5	9.8

N/M - Not Meaningful
(a)	See (a) on previous table.

Pharmaceutical

Global sales of our pharmaceutical products grew 16.3% during the three months ended March 31, 2010.  The effect of favorable exchange rates increased global sales of our pharmaceutical products 4.6%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 11.7%.  Sales of key products in most major therapeutic categories reflected volume gains and share growth.

Our prostaglandin family of glaucoma products includes TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav® ophthalmic solution.  Combined sales of our family of TRAVATAN® products grew 26.7% for the three months ended March 31, 2010, reflecting market share gains in both the United States and the International business segments, price increases in the United States and the effects of foreign currency changes.  During the three months ended March 31, 2010, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, and AZARGA® ophthalmic suspension, a combination formulation of brinzolamide and timolol, posted a 30.3% combined sales increase as a result of the increasing acceptance of AZARGA® and market share gains for Azopt®.

Sales of Vigamox® ophthalmic solution, our leading anti-infective fluoroquinolone drug, increased 19.4% compared to 2009, reflecting volume growth and price increases.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.  NEVANAC® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery.  Sales of NEVANAC® grew 65.5% in the three months ended March 31, 2010 over the same period of the prior year, due to market share gains, wholesale and retail purchasing patterns that were reduced in 2009, price increases and launches in additional countries.

Pursuant to a prior legal settlement, a competitor of Alcon's launched a generic version of Alcon's branded TobraDex® ophthalmic suspension in the United States on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® ophthalmic suspension on January 2, 2009.  During the three months ended March 31, 2010, combined sales of TobraDex® ophthalmic suspension and Falcon's generic version of TobraDex® decreased 17.1% globally, primarily within the United States, over the same period of 2009.  This decrease reflected the launch and distribution pipeline fill of Falcon's generic version in the three months ended March 31, 2009.  Furthermore, the comparable period in 2009 did not reflect the full effect of the conversion to the lower priced generic products, which continued into the second quarter of 2009.  With the expiration in September 2009 of a U.S. patent related to TobraDex®, the introduction of additional generic products by competitors may further reduce our sales and profits for TobraDex® in 2010.

Global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions, declined 3.1% in the three months ended March 31, 2010.  This was mainly due to contraction in the U.S. prescription allergy market and a delayed allergy season in the northern hemisphere.  The decrease in U.S. sales was partially offset by growth outside the United States.

Sales of otic/nasal products increased 10.5% in the three months ended March 31, 2010 over the same period of 2009, despite contraction in the market for otic products.  Price increases positively influenced sales of CIPRODEX® otic suspension.  (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.)  Patanase® nasal spray continued to gain market share in 2010.  Patanase® gained an indication in December 2009 for patients 6 years of age or older for the relief of seasonal allergic rhinitis, which likely added to sales growth.

The change in the other pharmaceuticals/rebates line for the period ended March 31, 2010, compared to 2009, reflects growth attributable to increased statutory rebate levels pursuant to the U.S. healthcare reform legislation, increasing utilization of U.S. government programs and higher commercial rebates.  As a result of healthcare reform legislation in the United States, we recognized provisions totaling $5 million for additional rebates primarily related to Medicaid.

Surgical

Global sales of our surgical products grew 14.7% to $772 million in the three months ended March 31, 2010, compared to 2009.  The effect of favorable exchange rates increased global sales of our surgical products 5.9%.  Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 8.8%.  Higher sales of intraocular lenses, as well as cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the constant currency growth.

Sales of intraocular lenses increased 17.3% in the three months ended March 31, 2010 over the same period in 2009.  Excluding the 6.4% favorable effect of foreign exchange fluctuations, intraocular lens sales would have increased 10.9%.  Global sales of our advanced technology lenses increased 49.8% in the three months ended March 31, 2010 and would have grown 43.0% without the 6.8% favorable effect of foreign exchange fluctuations.  Sales of our advanced technology lenses rose with volume gains for the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia and increased adoption by surgeons of the AcrySof® Toric intraocular lens that corrects astigmatism.

Solid constant currency sales growth came from most other major product categories within the cataract and vitreoretinal segments.  Sales of these surgical products grew slightly faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth.  Sales of surgical glaucoma products totaling $3 million subsequent to the January 2010 acquisition of Optonol Ltd. were included in this category.

The increase in refractive sales for the three months ended March 31, 2010 reflected U.S. sales growth of 27.3% from procedure growth and, outside the United States, favorable foreign exchange fluctuations.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, increased 13.9% to $221 million in the three months ended March 31, 2010, compared to $194 million in the three months ended March 31, 2009.  The effect of favorable exchange rates increased global sales of our consumer eye care products 6.2%.  Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have increased 7.7% over a weaker comparable period in 2009.

Sales of our contact lens disinfectants rose 8.5% in the three months ended March 31, 2010 compared to the same period in 2009.  The increase resulted from favorable foreign exchange fluctuations and volume growth, the majority of which occurred in the United States.  A portion of the U.S. volume growth reflected the return of retailers' inventories to more normal levels compared to the low levels in the same period of 2009.

Sales of our artificial tears products increased 24.6% over the same period in 2009.  Excluding the 9.2% effect of foreign exchange fluctuations, sales of our artificial tears products would have improved 15.4% primarily from volume growth in both the United States and International business segments.  A portion of the improvement is due to market share growth of Systane® Ultra lubricant eye drops.

Sales of our other consumer eye care products increased 8.7% to $25 million in the three months ended March 31, 2010 from 2009.  Excluding the 4.4% effect of foreign exchange fluctuations, sales of our other consumer eye care products would have increased 4.3%.  The constant currency increase reflected growth in sales of ocular vitamins and redness relief products.

Gross Profit

Gross profit increased 16.7% to $1,329 million in the three months ended March 31, 2010 from $1,139 million in 2009.  Gross profit increased as a percent of sales to 77.2% in the three months ended March 31, 2010 from 76.2% in 2009.

During the three months ended March 31, 2010, advancements in our sales reporting system permitted us to better estimate allowable deductions from sales in the calculation of accrued royalties.  This change in estimate resulted in a $24 million addition to gross profit during the period.  The remaining gross profit margin reflected the effects of price increases in the United States, manufacturing efficiencies, lapping the severance charges for the first quarter of 2009 and improvements in product sales mix, which primarily were offset by the loss of gross margin on sales of tobramycin/dexamethasone combination products from generic competition to TobraDex®, differences in foreign currency exchange rates, and increased rebates from the enactment of U.S. healthcare reform legislation.

Operating Expenses

Selling, general and administrative expenses increased 4.2% to $492 million in the three months ended March 31, 2010 from $472 million in 2009, primarily due to foreign exchange impacts, partially offset by lapping the 2009 charges for a reduction in force.  In 2009, we experienced the in-period costs of $9 million for a reduction in workforce.  Selling, general and administrative expenses decreased as a percentage of sales to 28.6% from 31.6% in 2009.  Although these expenses rose in 2010, disciplined cost management controlled their increase to levels below sales growth.

Research and development expenses increased 15.8% to $169 million (or 9.8% of sales) in the three months ended March 31, 2010 from $146 million (or 9.8% of sales) in 2009.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  The 2009 expense included $6 million of in-period costs for reductions in workforce.  The increase in research and development expenses also included operations of our ESBATech biotech laboratories, acquired in September 2009.

Amortization of intangibles increased to $11 million in the three months ended March 31, 2010, from $7 million in 2009.  The increase arose from amortization of licenses and technology related to ESBATech, acquired in September 2009, and Optonol, acquired in January 2010.

Other operating expenses for the three months ended March 31, 2010 represented legal and other costs related to the anticipated change of control discussed in note 13 to the condensed consolidated financial statements and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal.  A change of control would accelerate the recognition of certain compensation expenses, including share-based payments and pensions.

Operating Income

Operating income increased 27.0% to $653 million in the three months ended March 31, 2010 from $514 million in 2009.  This improvement in 2010 reflected the sales growth, the change in estimating royalties, lapping the 2009 charges for a reduction in force, disciplined cost management discussed above and foreign currency exchange fluctuations.  Share-based compensation costs reduced operating income by $18 million and $23 million in the three months ended March 31, 2010 and 2009, respectively.  Share-based compensation costs in the three months ended March 31, 2010 represent approximately 25% of the normal share-based compensation expense to be recognized in the full year 2010, as a result of changes in the vesting of the 2010 awards.  Because more awards were expensed on their grant date in February 2009, share-based compensation costs in the three months ended March 31, 2009 represented approximately 30% of the share-based compensation expense recognized in the full year 2009.

Alcon United States business segment operating income increased 22.1% to $431 million, or 59.4% of sales, in the three months ended March 31, 2010 from $353 million, or 53.6% of sales, in 2009.  Operating income as a percent of sales improved in 2010 as a result of sales volume growth, price increases, the change in estimating royalties and holding operating expenses essentially flat.

Alcon International business segment operating income increased 22.2% to $463 million, or 46.5% of sales, in the three months ended March 31, 2010 from $379 million, or 45.4% of sales in 2009.  In 2010, the operating income margin improved as result of sales growth, foreign exchange fluctuations, and improved operating expense ratio leverage.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income decreased 27.3% to $8 million in the three months ended March 31, 2010 from $11 million in 2009, primarily as a result of lower short term interest rates, partially offset by higher balances of cash and cash equivalents in 2010.  Interest expense decreased 40.0% to $3 million in the three months ended March 31, 2010 from $5 million in 2009, resulting from decreased borrowings and lower interest rates.
Other, net, included gains (losses) on investments for the three months ended March 31, 2010 and 2009 as follows:

	Three months ended March 31,
	2010	2009
	(in millions)
Realized gains (losses) on sale of investments	$15	$(36)
Unrealized gains (losses) on investments classified as trading securities	4	40
Other	1	--

Total	$20	$4

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  Despite the significant weighting to cash, the Company does have material exposure to the following investment markets:  fixed income securities, a senior secured bank loans fund and, to a lesser extent, equities.  The realized and unrealized gains and losses on investments in the three months ended March 31, 2010 reflect the volatility in the public markets in line with market indices.

The Company had material exposure during the first quarter of 2009 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds, equities and real estate investment trusts.  The Company sold its investments in real estate investment trusts, a portion of its fixed income securities and a portion of the senior secured bank loans funds portfolio in the first quarter of 2009.  The realized losses on sale of investments in the three months ended March 31, 2009 reflect the sale of these instruments, for which the majority of the losses were recognized as unrealized losses on trading securities during fiscal year 2008.  The Company also requested redemption of its investments in hedge funds in 2009 and the balance in hedge funds has declined to $8 million at March 31, 2010.

Income Tax Expense

Income tax expense increased to $103 million in the three months ended March 31, 2010 from $62 million in the same period of 2009.  The effective tax rate was 15.2% in the three months ended March 31, 2010, compared to 12.0% in the three months ended March 31, 2009.

The higher effective tax rate for the three months ended March 31, 2010 reflected differences in product and geographic earnings mix, a $25 million tax charge from the newly enacted provisions of U.S. healthcare reform laws (discussed below), and the expiration of the U.S. research and experimentation tax credit at the end of 2009.

Net Earnings

Net earnings increased 26.8% to $573 million in the three months ended March 31, 2010 from $452 million in 2009.  This increase resulted from 2010 sales growth, the change in estimating royalties, disciplined cost management, the costs recognized in 2009 for the reduction in workforce and improved financial investment returns.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At March 31, 2010, the Company reported cash and cash equivalents of $3,129 million, short term borrowings and total debt of $721 million and consolidated shareholders' equity of $6,466 million.  As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At March 31, 2010, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $43 million and short term investments of $248 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

In order to receive an expedited return in 2009 of assets held by Lehman Brothers International (Europe) London (in administration) as discussed in note 14 to the condensed consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

U.S. Healthcare Reform

In March 2010, the United States government enacted legislation that is expected to have far reaching implications for the healthcare industry.  The U.S. Department of Health and Human Services has broad discretion to interpret certain sections of these new laws, and numerous regulations are anticipated to follow.  The more significant changes and their estimated effects on the Company for 2010 and future years are discussed below.

•
Beginning January 1, 2010, the legislation increases the Medicaid drug rebate minimum percentage for single source and innovator multiple source drugs from 15.1% to 23.1% of average manufacturer price and for non-innovator multiple source drugs from 11% to 13%.  The legislation further extends this drug rebate to utilization made through risk-based, Medicaid managed care plans.  This portion of the legislation appears to be effective as of the date of enactment (March 23, 2010).  The impact of this legislation will be to increase rebates paid by Alcon and potentially could put pressure on overall rebates paid to managed care organizations.

•
Beginning January 1, 2011, pharmaceutical manufacturers must enter into agreements with the U.S. government to provide a 50% discount on covered brand name Medicare Part D drugs for eligible Part D enrollees in the coverage gap.  The legislation requires that the U.S. government must establish a model agreement within 180 days of enactment and pharmaceutical manufacturers should sign respective agreements within 30 days thereafter.  The discounts are excluded from "Best Price" for Medicaid rebate purposes.  The impact will cause Alcon to increase its rebates beginning in 2011.  To the extent patients were foregoing purchasing their medicines once they entered the Medicare Part D coverage gap, this provision could result in a modest increase in prescriptions, although at a lower price.

•
The legislation also expands the section 340B drug discount program eligibility to the outpatient settings of qualified children's hospitals, free-standing cancer centers, critical access hospitals, rural referral facilities, and sole community hospitals with disproportionate share adjustment percentages equal to or greater than 8%.  This will effectively increase volume to those facilities where we offer larger discounts.

•
The legislation imposes a non-deductible pharmaceutical industry fee, requiring brand manufacturers to pay an annual fee in the aggregate of $2.5 billion in 2011, escalating to $4.1 billion in 2018.  The fee is determined based on each manufacturer's proportion of total specified government program sales as a percentage of the entire brand manufacturing industry total of specified government program sales.  We believe there will be no fees recognized in 2010.  Based on 2009 sales and our assumptions about which sales will be subject to the fee, we estimate its effect on the Company would have been less than $10 million.

•
The legislation imposes a 2.3% excise tax on the sale of medical devices (as defined in section 201(h) of the Federal Food, Drug and Cosmetic Act) intended for humans.  This provision becomes effective for sales after December 31, 2012 and will likely be imposed on a majority of the Company's surgical revenue but will exclude sales of our over-the-counter products such as contact lens disinfectants, artificial tears, and ocular vitamins.  Based on 2009 sales and our assumptions about which products will be subject to the tax, we estimate its effect on the Company would have been less than $30 million.

•
The legislation should serve to increase the population that will have access to drugs by expanding Medicaid eligibility to 133% of the Federal Poverty Level.  It also will create separate health benefit exchanges through which individuals and small businesses can purchase coverage.  Quantifying this impact is not possible at this time.  This portion of the legislation does not go into effect until January 1, 2014.

•
Finally, the legislation changes the taxation of subsidies received by employers as a result of funding prescription drug benefits for retirees under the Medicare Prescription Drug Improvement and Modernization Act of 2003.  The elimination of this benefit resulted in an initial $25 million charge to income taxes in the first quarter of 2010 and is expected to add an annual income tax cost of approximately $4 million at today's tax rates.

We anticipate that the provisions in the first and third bulleted paragraphs above will decrease sales by $20 million for 2010, including $5 million recognized in the first quarter.

Contingencies

Change of Control

As discussed in note 13 to the condensed consolidated financial statements, Novartis has exercised its call option to purchase all of Nestlé's controlling ownership of Alcon.  The consummation of the transaction under the option right is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

Upon a change of control in the ownership of Alcon, the Company's share-based compensation awards granted to employees prior to January 1, 2009 will vest immediately.  However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control.  If Alcon is not the surviving corporation under a change in control, the equivalent value of the successor's securities may be substituted for Alcon shares under the awards.

The Alcon Executive Retirement Plans Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the event the Company undergoes a change of control.  Management estimates that a significant contribution to the trust would be required.

Certain U.S. defined benefit plans contain change of control provisions such that, upon a change in control in the ownership of Alcon, such as Novartis's intended purchase of Nestlé's common shares of Alcon, the Company immediately would recognize special termination benefits and curtailment charges, and payments of related pension benefits would be accelerated.  Management estimates that such charges would impact significantly the Company's results of operations in the period in which a change of control occurs.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé.  No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé.  Accordingly, these plans are treated as multi-employer plans.  Annual contributions to these plans are determined by Nestlé and charged to the Company.  Under a change of control, the participants may or may not be migrated to another plan, and additional contributions by the Company may or may not be required in any new single-employer plans.

Upon consummation of a change of control, we will no longer benefit from certain synergies as a result of our ownership by Nestlé.  Alcon has taken advantage of the synergies in several functional areas.  We do not anticipate a significant financial impact to Alcon due to the loss of these synergies because we are currently negotiating with certain vendors/suppliers and financial services providers to mitigate any potential impact from a change of control.  However, no assurances can be made at this time.

Other Contingencies

We are aware of and are monitoring issues regarding climate change regulations but have not identified impacts on our operations of a material nature.

As further discussed in note 14 to the condensed consolidated financial statements, the Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

Cash Flows

During the three months ended March 31, 2010, the Company generated operating cash flow of $388 million, compared to $409 million in 2009.  The decrease in operating cash flow primarily reflected increased working capital requirements.

Investing Activities

Net cash used in investing activities in the three months ended March 31, 2010 was $387 million, compared to $121 million provided by investing activities in 2009.  The Company increased its investing activities in 2010 through an acquisition, the purchase of intangible assets and adjustments to the investment portfolio.

Capital expenditures in 2010 grew slightly from 2009.  Our capital expenditures were made principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.  In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  Construction continued in 2010, and we plan for the 331,000 square foot facility to be fully functional in 2012.

In January 2010, we acquired Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure in patients with glaucoma.  With this acquisition, Alcon acquired Optonol's Ex-PRESS® ophthalmic glaucoma device.  This medical device will complement Alcon's pharmaceutical products that lower intraocular pressure in patients with glaucoma and ocular hypertension, and will be additive to the Company's growth opportunities.

The device is currently reimbursed in the U.S by Medicare and other payors, and it is also approved and currently marketed in Europe, Canada, Australia and several other countries.  Because the product is already approved in the United States and other major markets, it began contributing commercially in the first quarter of 2010.

In the first quarter of 2010, we also purchased certain intangible assets.  The intangible assets included the technology and licenses to manufacture, market and sell Durezol™ ophthalmic steroid for post-surgical ocular pain and inflammation.  We were unable to complete a purchase of the technology and rights to ZIRGAN™ topical ophthalmic gel for herpetic keratitis during the first quarter of 2010.

Financing Activities

During the three months ended March 31, 2010, we increased our short term borrowings by $60 million.  Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2010, approximately 1.3 million employee share-settled stock appreciation rights and approximately 168,000 employee stock options became exercisable.  The exercise price applicable to these instruments was $130.56 per share.  During 2010, approximately 654,000 stock options were exercised, providing proceeds of $45 million to the Company, and approximately 297,000 share-settled stock appreciation rights were exercised.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that were granted in 2002 and 2003, as well as for share-based awards granted after December 31, 2007.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through March 31, 2010, we cumulatively have purchased approximately 25.4 million Alcon common shares (including approximately 56,000 shares in 2010) for $2,716 million (including $9 million in 2010).

In December 2008, as a result of the Purchase and Option Agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders.  Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  On February 10, 2010, Alcon's board of directors voted to propose to shareholders the payment of a dividend of CHF 3.95 per common share, or approximately $3.70 per common share at the exchange rate in effect on March 31, 2010, totaling an estimated $1,112 million depending on exchange rates.  If the proposed dividend is approved by the shareholders at their annual general meeting on May 20, 2010, we expect that it will be paid on or about June 9, 2010.

Capital Resources

We expect to meet our current working capital and liquidity needs, including the approximately $1,112 million anticipated dividend payment subject to shareholder approval, primarily through cash and cash equivalents, the liquidation of short term investments, and, to the extent necessary, short term borrowings.  We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below or other debt, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of March 31, 2010, the Company had credit and commercial paper facilities totaling approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility.  As of March 31, 2010, $361 million of the commercial paper was outstanding at an average interest rate of 0.1% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances.  In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($54 million) maturing in January 2011 arranged by ABN AMRO for our subsidiary in Japan.  Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's-length transaction.  The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

The Company also had available commitments of $75 million under unsecured revolving credit facilities with Nestlé and its affiliates; at March 31, 2010, $6 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $748 million under which there was an aggregate outstanding balance of $300 million at March 31, 2010.  Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 2.8% at March 31, 2010.

Valuation of Financial Instruments

The Fair Value Measurements and Disclosures Topic of the FASB's Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds primarily in liquid, short term high-quality fixed income investments or equity securities.  The investments are held at a global custodian and priced using the custodian's pricing matrix, which primarily includes broker/dealer quotes in active markets.  The pricing on these securities has not been adjusted by the Company.  We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source and method for each asset class.  Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 6 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment managers.  These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, whose statements reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.

As discussed in note 6 to the condensed consolidated financial statements, in connection with certain acquisitions, the Company agreed to potential contingent payments, with an estimated fair value of $88 million, upon the achieve-ment of certain future research and development milestones and/or certain revenue objectives.  These contingent liability payments were classified as Level 3 under the fair value hierarchy and were valued using discounted probability weighted cash flow models.  The sensitivities of the estimates to the assumed probabilities are discussed in that same note.

The Company's financial assets and liabilities presented at fair value and categorized as Level 3 as of March 31, 2010 and December 31, 2009 were summarized in the table presented below:

	March 31,	December 31,
	2010	2009
	(in millions)

Level 3 assets	$8	$22

Total assets	$9,213	$8,686

Total financial assets measured at fair value	$612	$559

Level 3 assets as a percent of total assets	Less than 1%	Less than 1%
Level 3 assets as a percent of total financial assets measured at
fair value	1%	4%

Level 3 liabilities	$88	$71

Total liabilities	$2,747	$2,781

Total financial liabilities measured at fair value (including short term borrowings)	$811	$736

Level 3 liabilities as a percent of total liabilities	3%	3%
Level 3 liabilities as a percent of total financial liabilities measured
at fair value	11%	10%

For a further discussion regarding the measurement of financial instruments, see note 6 to the condensed consolidated financial statements.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks.  At March 31, 2010, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 17% of the outstanding balance of our gross accounts receivable.  No single customer accounted for more than 10% of the Company's consolidated sales in the three months ended March 31, 2010.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 23 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk.  This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged.  A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

New Accounting Standards

In September 2009, the FASB issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force."  This update provides amendments to ASC Topic 605, "Revenue Recognition" for the measurement of revenue under multiple-deliverable revenue arrangements.  The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  The Company continues to review this update and has not yet determined the impact, if any, of its adoption on the Company's consolidated financial statements.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates.  Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates.  Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities.  Regarding foreign currency forward contracts, an instantaneous 10% appreciation in the value of foreign currencies against the U.S. dollar at March 31, 2010 would have decreased our earnings before income taxes by approximately $61 million.  We believe that such losses would be offset primarily by gains on the underlying foreign currency assets or liabilities.

At March 31, 2010, our financial instruments were as follows:

$582 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$2 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$22 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans (denominated in euros) held by Alcon.

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position.  At March 31, 2010, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.3% at March 31, 2010) instrument.  At March 31, 2010, the fair value of the interest rate swap was $1 million, based on market data including the relevant interest rate.  The equivalent notional principal amount at March 31, 2010 was $54 million.

At March 31, 2010, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

		Annual Pretax Earnings Effect
	Fair Value/	100 Basis	100 Basis
	Notional Amount	Points Decrease	Points Increase
	Segment	in Rates	in Rates
Variable Rate Instruments		(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$3,129	$(31)	$31

Liabilities:
Short Term Debt - Variable Rate	667	7	(7)
Interest Rate Swaps – Variable Rate	54	1	(1)

Net		$(23)	$23

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters.  The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $565 million at March 31, 2010; of which $185 million were U.S. government and agency securities, $97 million were a senior secured bank loans fund, $17 million were mortgage-backed securities, $265 million were corporate debt securities and $1 million were certain other investments.  The senior secured bank loans fund is a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

Equity and Other Market Risk

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008.  In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility.  In January 2009, the Company sold its investment in real estate investment trusts.  The Company filed redemption requests with the managers of the hedge funds and received the majority of the proceeds of these redemptions during 2009.  Proceeds from these liquidations in 2009 were reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.  The Company expects to receive additional proceeds from the remaining hedge funds redemptions during 2010.

We purchase equity securities and other investments as part of our overall investment strategy for corporate liquidities.  The Company's hedge fund investments are professionally managed by firms with long term performance records.  Asset allocation and manager performance are monitored regularly.  At March 31, 2010, the fair value of the Company's equity securities and hedge funds were $33 million and $8 million, respectively.  The equity securities were classified as available-for-sale, while the hedge funds were classified as trading securities.

The values of these investments are subject to market price volatility.  The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities		Value of Securities
	Given Hypothetical		Given Hypothetical
	10% Decline in Price	Fair Value as of	10% Increase in Price
	of All Securities	March 31, 2010	of All Securities
		(in millions)
Equities	$30	$33	$36
Hedge funds	7	8	9

Total	$37	$41	$45

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently.  Security market prices change in a more complex fashion than presented.

ITEM 4.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the three-month period ended March 31, 2010 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to Section 12 of the Exchange Act.

PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number
	Total Number		as Part of Publicly	of Shares That May
	of Shares	Average	Announced Plans	Yet Be Purchased
	Purchased	Price Paid	or Programs	under the Plans
Period	(a)(b)(c)	per Share	(a)(b)(c)	or Programs (d) (e)

January 1 to 31, 2010	4,369	$155.67	4,369	1,759,660
February 1 to 28, 2010	41,175	157.58	41,175	1,718,485
March 1 to 31, 2010	10,204	162.33	10,204	1,708,281

Total	55,748	158.30	55,748	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased were shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)
In addition to the purchases disclosed in this table, during 2010 the Company also acquired 239 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)
On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to an additional 2,000,000 Alcon common shares.  The Company plans to use the acquired shares to cover expected future exercises of employee share-based awards.  From time to time, the Company may purchase shares in the open market.

(e)
In 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company has continued to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements.  Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements.  These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations; a weakening economy could affect demand for our products; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.  You should read this report with the understanding that our actual future results may be materially different from what we currently expect.  We qualify all of our forward-looking statements by these cautionary statements.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries.  Cipro® and CIPRODEX® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer Schering Pharma AG.

ITEM 5.	EXHIBITS

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	April 27, 2010	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General Manager

Date	April 27, 2010	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact